SEC Mail Processing Section

FEB 26 2010

Washington, DC
122

S[illegible] [illegible]MMISSION
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10025694

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 28733

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUNAMERICA CAPITAL SERVICES, INC.

OFFICIAL USE ONLY
13158
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

HARBORSIDE FINANCIAL CENTER 3200 PLAZA 5
(No. and Street)

JERSEY CITY (City) NJ (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ACKLEEMA BACCHUS 201-324-6401
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANK CURRAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUNAMERICA CAPITAL SERVICES, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

ALICE L. MANNING
Notary Public, State of New Jersey
No. 2295569
Qualified in Hudson County
Commission Expires January 8, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of
SunAmerica Capital Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SunAmerica Capital Services, Inc. (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statement, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 25, 2010

SUNAMERICA CAPITAL SERVICES, INC.

(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 16,514,229
Distribution fees receivable	2,526,554
Deferred expenses, less accumulated amortization of $320,699,441	20,945,508
Income taxes receivable, net	3,756,885
Other assets	387,250
Total assets	$44,130,426

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued commissions payable	$ 1,895,522
Payable to affiliated companies	745,530
Deferred income taxes	6,326,377
Other liabilities	191,737
Total liabilities	9,159,166
Shareholder's equity:	
Common stock, no par value; 200 shares authorized; 50 shares issued and outstanding, at stated value of $500 per share	25,000
Additional paid-in capital	110,062,321
Accumulated deficit	(75,116,061)
Total shareholder's equity	34,971,260
Total liabilities and shareholder's equity	$ 44,130,426

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

SunAmerica Capital Services, Inc. (the "Company") is a direct subsidiary of SunAmerica Asset Management Corp. (formerly known as "AIG SunAmerica Asset Management Corp.") (the "Parent"), which is a direct subsidiary of SunAmerica Annuity and Life Assurance Company (formerly known as "AIG SunAmerica Life Assurance Company"), which is a direct subsidiary of SunAmerica Life Insurance Company ("SALIC"), which is a direct subsidiary of AIG Retirement Services, Inc. ("AIGRS"), which is a direct subsidiary of American International Group Inc. ("AIG").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority and conducts business as a distributor of mutual funds and variable annuities.

Cash and cash equivalents

For purposes of the statement of financial condition the Company primarily holds all of its cash and cash equivalents in the Evergreen money market mutual funds.

Fair value of financial instruments

Fair Value Measurements, ASC 820, "Fair Value Measurements and Disclosures," establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. FASB accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standards also establish a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

- Level 1—Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

- Level 2—Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the asset or liability being measured.

- Level 3—Valuation inputs are unobservable and significant to the fair value measurement.

The Company's money market fund investments are classified within Level 2 of the hierarchy in accordance with ASC 820 as they are valued using published net asset values.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Goodwill

In accordance with ASC 350 (Intangibles-Goodwill and Other) goodwill is not subject to amortization is tested at least annually for impairment. The Company monitors goodwill annually or more frequently if events or circumstances indicate a possible impairment. A two-step test is used to determine whether goodwill is impaired. The first step is to compare the carrying value of the Company with the fair value of the Company. If the carrying value of the Company exceeds the fair value of the Company, the second step is applied. The second step is to compare the carrying amount of the goodwill with the implied fair value of the goodwill. If the carrying amount of the goodwill exceeds the implied fair value of the goodwill, goodwill impairment is recognized. Fair value is based on considerations of market multiples, assets under management (AUM) valuations and competitor acquisition valuations.

Goodwill impairment tests are subject to significant judgment in determining the estimation of fair value of the company. Changes in these estimates and assumptions could have a significant impact on the fair value and any resulting impairment of goodwill.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". Deferred income tax assets and liabilities arise from "temporary differences" between the tax basis of an asset or liability and its reported amount on the financial statements.

Deferred expenses

The Company defers distribution costs related to sales of mutual funds (the "Funds") which have both a 12b-1 distribution plan and a contingent deferred sales charge feature. These costs are amortized on a straight-line basis, adjusted for redemptions, over a period ranging from one year to six years, subject to periodic reviews of the realizability through projected future cash flows.

Distribution fees receivable

Distribution fees consist of 12b-1 fees and service fees paid by the Funds to the Company as the distributor of the Funds' shares. These fees are accrued monthly and are computed based on the average net assets of the Funds under management.

Use of estimates and indemnifications

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 2 – GOODWILL

In accordance with the provisions of ASC 350 (Intangibles-Goodwill and Other), the Company tests goodwill for impairment on an annual basis, or at an interim period if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The Company last performed its annual test of goodwill for impairment in the second quarter of 2009. The financial market turmoil and the resulting negative impact on valuations for most financial institutions during 2008 caused the Company to perform an interim test of goodwill during the year. The test encompasses a two-step process. The first step requires the Company to identify potential impairment by comparing its fair value to its book value. The fair value of the Company was based on (ii) market multiple ratios to assets under management and recent transaction information. The results of the Company's Step 1 test indicated that the second step was required. In the second step, the implied fair value of goodwill is calculated as the excess of the fair value of the reporting unit over the fair values assigned to its assets and liabilities. Based on this interim test, the Company concluded that goodwill was fully impaired. As such, the Company recorded a $1,139,113 charge to fully impair the goodwill of the Company during the year ended December 31, 2009.

The following table presents the changes in the Company's goodwill balance for the year ended December 31, 2009:

Beginning Balance - January 1, 2009	$	1,139,113
Impairment loss		(1,139,113)
Ending Balance - December 31, 2009	$	-0-

NOTE 3 - RELATED PARTIES

The following is a summary of the significant transactions with affiliated companies as of December 31, 2009 and for the year then ended. As indicated below, the Company had significant transactions with related parties, the terms of which may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity. The Company is a principal distributor of various mutual funds and annuities managed by the Parent.

The Company has a policy whereby certain sales and marketing expenses incurred by the Parent on the Company's behalf are reimbursed by the Company.

The Company invests in a money market fund managed by the Parent. These amounts totaled approximately $.1 million at December 31, 2009 and have been included as cash and cash equivalents in the Statement of Financial Condition.

NOTE 3 - RELATED PARTIES (CONT'D)

In September 2008, the Company's ultimate parent company, American International Group, Inc. "AIG" entered into an $85 billion revolving credit facility (the "Fed Facility") and a guarantee and pledge agreement with the Federal Reserve Bank of New York ("New York Fed"). Pursuant to the Fed Facility, on March 4, 2009, AIG issued 100,000 shares of Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share and at an initial liquidation preference of $5.00 per share (the "Series C Preferred Stock") to the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury. The Series C Preferred Stock is entitled to (i) participate in any dividends paid on the common stock, with the payments attributable to the Series C Preferred Stock being approximately 79.8 percent of the aggregate dividends paid on AIG's common stock, treating the Series C Preferred Stock as converted and (ii) to the extent permitted by law, vote with AIG's common stock on all matters submitted to AIG shareholders, and hold approximately 79.8 percent of the aggregate voting power of the common stock, treating the Series C Preferred Stock as converted. The Series C Preferred Stock will remain outstanding even if the Fed Facility is repaid in full or otherwise terminates. The Fed Facility obligations are guaranteed by certain AIG subsidiaries and the obligations are secured by a pledge of certain assets of AIG and its subsidiaries. The Company is not a guarantor of the Fed Facility obligations and it has not pledged any assets to secure those obligations.

On March 2, 2009, AIG and the New York Fed announced their intent to enter into a transaction pursuant to which AIG will transfer to the New York Fed preferred equity interests in newly-formed special purpose vehicles ("SPVs"), in settlement of a portion of the outstanding balance of the Fed Facility. Each SPV will have (directly or indirectly) as its only asset 100 percent of the common stock of an operating subsidiary of AIG (American International Assurance Company, Limited, together with American International Assurance Company (Bermuda) Limited ("AIA") in one case and American Life Insurance Company ("ALICO") in the other). AIG expects to own the common interests of each SPV. In exchange for the preferred equity interests received by the New York Fed, there would be a concurrent substantial reduction in the outstanding balance and maximum available amount to be borrowed on the Fed Facility. On June 25, 2009, AIG and the New York Fed entered into definitive agreements with respect to these transactions. These transactions closed on December 1, 2009. In exchange for the preferred interests received by the New York Fed, there was a $25 billion reduction in the outstanding balance and maximum amount available to be borrowed under the Fed Facility.

On April 17, 2009, AIG entered into an exchange agreement with the U.S. Department of the Treasury pursuant to which, among other things, the U.S. Department of the Treasury exchanged 4,000,000 shares of the Series D Fixed Rate Cumulative Perpetual Preferred Stock, par value $5.00 per share, (the "Series D Preferred Stock") for 400,000 shares of AIG's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the "Series E Preferred Stock"). The exchange agreement permits the U.S. Department of the Treasury in certain circumstances to exchange a 10-year warrant to purchase 2,689,938.3 shares of common stock (the "Warrant") for 2,689,938.3 shares of Series C Preferred Stock. The Series D Preferred Stock and the Warrant were issued and sold by AIG pursuant to an agreement entered into on November 25, 2008, with the U.S. Department of the Treasury.

NOTE 3 - RELATED PARTIES (CONT'D)

On April 17, 2009, AIG and the New York Fed amended the terms of the Fed Facility to, among other things, remove the minimum 3.5 percent LIBOR rate. AIG also entered into a purchase agreement with the U.S. Department of the Treasury pursuant to which, among other things, AIG issued and sold to the U.S. Department of the Treasury 300,000 shares of Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the "Series F Preferred Stock"), each share with a zero initial liquidation preference, and a warrant to purchase up to 150 shares of common stock, par value $2.50 per share. Pursuant to the purchase agreement, the U.S. Department of the Treasury has committed for five years to provide immediately available funds in an amount up to $29.835 billion so long as (i) AIG is not a debtor in a pending case under Title 11 of the United States Code and (ii) the AIG Credit Facility Trust and the U.S. Department of the Treasury in the aggregate own more than 50 percent of the aggregate voting power of AIG's voting securities. The liquidation preference of AIG's Series F Preferred Stock will increase, on a pro rata basis, by the amount of any draw down on the commitment.The amount of funds available under the commitment will be decreased by the aggregate amount of financial assistance that the U.S. Department of the Treasury provides to AIG, its subsidiaries or any special purpose vehicle established by or for the benefit of AIG or any of its subsidiaries after April 17, 2009, unless otherwise specified by the U.S. Department of the Treasury, in its sole discretion, under the terms of such financial assistance.

Since September 2008, AIG has been working to protect and enhance the value of its key businesses, execute an orderly asset disposition plan, and position itself for the future. AIG continually reassesses this plan to maximize value while maintaining flexibility in its liquidity and capital, and expects to accomplish these objectives over a longer time frame than originally contemplated. AIG has decided to retain the companies included in its Life Insurance & Retirement Services operations (including the Company) and will continue to own these companies for the foreseeable future.

In connection with the preparation of its quarterly report on Form 10-Q for the three months ended September 30, 2009, management of AIG assessed whether AIG has the ability to continue as a going concern for the next twelve months. Based on the U.S. government's continuing commitment, the already completed transactions and the other expected transactions with the New York Fed, plans of AIG's management to stabilize AIG's businesses and dispose of certain of its non-core assets, and after consideration of the risks and uncertainties of such plans, management of AIG believes that it will have adequate liquidity to finance and operate AIG's businesses, execute its asset disposition plan and repay its obligations for at least the next twelve months. It is possible that the actual outcome of one or more of the plans of AIG's management could be materially different, or that one or more of the significant judgments or estimates of AIG's management about the potential effects of these risks and uncertainties could prove to be materially incorrect, or that the proposed transactions with the New York Fed discussed above and elsewhere in the notes are not consummated or fail to achieve their desired objectives. If one or more of these possible outcomes is realized and financing is not available, AIG may need additional U.S. government support to meet its obligations as they come due. If additional support is not available in such circumstances, there could be substantial doubt about AIG's ability to operate as a going concern. If AIG is unable to meet its obligations as they come due, management believes this could have a material effect upon the Company and its operations.

NOTE 3 - RELATED PARTIES (CONT'D)

Additional information on AIG is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission ("SEC"). Information regarding AIG as described above is qualified by regulatory filings AIG files from time to time with the SEC, including filings made after the issuance of this financial statement.

NOTE 4 - INCOME TAXES

The Company is a member of an affiliated group which joins in the filing of a consolidated federal tax return with American International Group, Inc. Estimated payments for taxes are made between the members of the consolidated group during the year. For federal income taxes, the Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis. For certain state and local tax filings the Company is charged or credited with an amount equal to its share of the combined state and local liability or benefit. In other states where the Company files a separate tax return, the Company recognized its actual liability or benefit.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes. The deferred tax liability is primarily due to tax differences related to amortization of commission expenses, and the deferred tax asset is due to state net operating loss carryforwards.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $25,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2009, the Company had net capital, as defined, of $14,600,125 which exceeded its requirement of $234,482 by $14,365,643. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 was 0.24:1.

NOTE 6 – ACCOUNTING DEVELOPMENTS

Effective December 31, 2009, the Company adopted the new FASB Accounting Standards Codification (Codification). The Codification was officially launched on July 1, 2009, and became the primary source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under the authority of Federal securities laws are also sources of authoritative GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. As the Codification was not expected nor intended to change GAAP, the Company's adoption of the Codification did not have a material impact on its Statement of Financial Condition.

NOTE 6 – ACCOUNTING DEVELOPMENTS (CONT'D)

Effective December 31, 2009, the Company adopted a new accounting standard ASC 820, Fair Value Measurements and Disclosures regarding determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that we have identified as not orderly. This new accounting standard does not change the objective of fair value measurement, which is to identify the price that would be received to exchange an asset or liability in an orderly transaction at the measurement date between market participants. Rather it provides additional guidance related to: (1) estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability, and (2) circumstances that may indicate that a transaction is not orderly (i.e. forced liquidation or distressed sale). This new accounting standard was effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of this new accounting standard did not have a material impact on the Company's financial position and results of operations.

In May 2009, the FASB issued ASC 855, Subsequent Events, which provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In addition, ASC 855 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The adoption of ASC 855, effective December 31, 2009, did not impact the Company's financial condition. The Company evaluated subsequent events through the date of report.

SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

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